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                            Impax Laboratories, Inc.



June 9, 2003

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


      Re:    Impax Laboratories, Inc.



Amendment to Registration Statement on Form S-3, File No. 333-105869 Pursuant to Rule 473 of the Securities Act of 1933, as amended
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Ladies and Gentlemen:

Reference is made to the registration statement on Form S-3 filed by Impax Laboratories, Inc. (the "Registrant") on June 5, 2003 with Registration Number 333-105869 (the "Registration Statement"). Pursuant to Rule 473 of the Securities Act of 1933, as amended, the Registrant hereby amends the Registration Statement to add the following language to the cover page after the calculation of the registration fee:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Sincerely,

Impax Laboratories, Inc.

By:      CORNEL C. SPIEGLER
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         Cornel C. Spiegler
         Chief Financial Officer
         (Principal Financial and Accounting Officer)